1. Name and Address of Reporting Person
   Clark, James J.
   1100 N. Wood Dale Road
   Wood Dale, IL 60191-
2. Date of Event Requiring Statement (Month/Day/Year)
   08/15/2002
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   AAR CORP. (AIR)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common Stock                                15093                  D

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Stock Option             01/12/1994 01/12/2003 Common Stock            3000 <F1> $8.0834    D
Stock Option             07/09/2003 07/09/2012 Common Stock            25000     $8.59      D
                         <F2>                                          <F3>
Stock Option             07/09/2009 07/09/2012 Common Stock            5000 <F3> $8.59      D
                         <F4>
Stock Option             01/17/1996 01/17/2005 Common Stock            3750 <F5> $9.1667    D
Stock Option             01/11/1995 01/11/2004 Common Stock            3375 <F6> $10        D
Stock Option             10/11/1996 10/11/2005 Common Stock            3750 <F7> $11.6667   D
Stock Option             07/11/2001 07/11/2010 Common Stock            20000     $13.4375   D
                         <F8>                                          <F3>
Stock Option             07/10/2002 07/10/2011 Common Stock            15000     $14.9      D
                         <F8>                                          <F3>
Stock Option             10/09/1997 10/09/2006 Common Stock            4500 <F3> $16.0834   D
Stock Option             10/14/1999 10/14/2008 Common Stock            8750 <F3> $17.75     D
                         <F8>
Stock Option             07/13/2000 07/13/2009 Common Stock            12750     $22.625    D
                         <F8>                                          <F3>
Stock Option             10/08/1998 10/08/2007 Common Stock            6000 <F3> $23.0834   D
                         <F8>
Stock Option             07/28/1997 01/12/2003 Common Stock            792 <F9>  $24.4584   D
Stock Option             07/28/1997 01/11/2004 Common Stock            827 <F9>  $24.4584   D
Stock Option             07/28/1997 01/17/2005 Common Stock            561 <F9>  $24.4584   D
Stock Option             07/28/1997 10/11/2005 Common Stock            357 <F9>  $24.4584   D

Explanation of Responses:

<F1>
2,400 shares of this grant have been exercised; 600 shares remain exercisable. Grantee may elect to pay the exercise price of the option or any tax withholding obligation in connection therewith by directing the Company to withhold a portion of the shares otherwise distributable to the grantee upon exercise or by transferring to the Company previously acquired shares valued at the fair market value on such taxable date.
<F2>
20% of grant shares exercisable upon the first to occur of (i) the date the average share price equals or exceeds a 10% increase in share value (subject to a minimum vesting waiting period of 6 months from date of grant), or (ii) next grant anniversary date.
<F3>
Grantee may elect to pay the exercise price of the option or any tax withholding obligation in connection therewith by directing the Company to withhold a portion of the shares otherwise distributable to the grantee upon exercise or by transferring to the Company previously acquired shares, valued at their fair market value on such taxable date.
<F4>
Shares become exercisable upon the first to occur of (i) the date the rolling 20-day average NYSE closing price equals or exceeds $10.74 (subject to a minimum vesting waiting period of 6 months from date of grant), and (ii) July 9, 2009.
<F5>
1,500 shares of this grant have been exercised; 2,250 shares remain unexercised. Grantee may elect to pay the exercise price of the option or any tax withholding obligation in connection therewith by directing the Company to withhold a portion of the shares otherwise distributable to the grantee upon exercise or by transferring to the Company previously acquired shares valued at the fair market value on such taxable date.
<F6>
2,025 shares of this grant have been exercised; 1,350 shares remain unexercised. Grantee may elect to pay the exercise price of the option or any tax withholding obligation therewith by directing the Company to withhold a portion of the shares otherwise distributable to the grantee upon exercise or by transferring to the Company previously acquired shares valued at the fair market value on such taxable date.
<F7>
750 shares of this grant have been exercised; 3,000 shares remain unexercised. Grantee may elect to pay the exercise price of the option or any tax withholding obligation in connection therewith by directing the Company to withhold a portion of the shares otherwise distributable to the grantee upon exercise or by transferring to the Company previously acquired shares valued at the fair market value on such taxable date.
<F8>
20% of shares become exercisable each grant anniversary date.
<F9>
Reload option resulting from withholding of stock in payment of exercise price.

SIGNATURE OF REPORTING PERSON
/s/ James J. Clark

DATE
08/23/2002